 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Fetter, Trevor (Last) (First) (Middle) 3820 State Street (Street) Santa Barbara, CA 93105 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tenet Healthcare Corporation THC
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 24, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					100000	D
Common Stock					10200	I	By Spouse
Common Stock					10000	I	By Trust
Restricted Stock (Fetter) (1)					200000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Fetter, Trevor - February 24, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Units (2)	$0.00	02/24/2003	02/24/2003	A |	(A) 18,798	(3) | (3)	Common Stock - 18,798	$17.75	18,798	D
1997 B Option (Right to Buy)	$22.04					Vest Ratably | 12/02/2007	Common Stock - 75,000		75,000	D
1999 C Option (Right to Buy)	$11.12					Vest Ratably | 07/28/2009	Common Stock - 25,000		25,000	D
2002 A Option (Right to Buy)	$27.95					Vest Ratably | 11/07/2012	Common Stock - 450,000		450,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Trevor Fetter __________________ ** Signature of Reporting Person Date Page 2

Fetter, Trevor - February 24, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Tenet Healthcare Corporation THC

Form 4 - February 2003

Trevor Fetter
3820 State Street

Santa Barbara, CA 93105
Explanation of responses:

(1)   The Company gratned Mr. Fetter two shares of Restricted Stock for each shares of the Company's common stock purchased by Mr. Fetter, up to a maximum of 200,000 shares of Restricted Stock. These shares of Restricted Stock will vest as follows: (1) one-third will vest two years after issuance; (2) an additional one-third will vest three years after issuance; and (3) the balance will vest four years after issuance.
(2)   These Stock Units were accrued under the Company's Deferred Compensation Plan.
(3)   Stock Units are settled in shares of the Company's common stock upon termination of service.

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